SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of August 18, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200 - 224 - 4th Ave. S. Saskatoon, SK S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 18, 2003 Claude Resources Inc.

By:

/s/ Val Michasiw Val Michasiw Secretary/Treasurer

Attention Business/Financial Editors: Claude Resources Inc. - Second Quarter Report

For the Six Months Ended June 30, 2003

SASKATOON, Aug. 18 /CNW/ -

Overview

The Company continued to make excellent progress on its Seabee mine projects during the quarter. The 200 metre shaft extension is approximately 95% excavated with timbering 60% complete. The upgraded shaft is expected to be commissioned during the early part of the fourth quarter. Mine development has produced two stopes yielding ore grades of 10-12 grams per tonne, but these stopes have not contributed to mill feed stock, other than swell. The stopes are larger than expected and as a result breaking was not completed in the anticipated time frame, however, this ore will be an important factor for achieving its 52,000 target for 2003.

Gold sales of 12,500 ounces for the quarter is a significant increase over the 7,700 ounces in the same quarter last year. Sales of 24,100 ounces for the first six months of 2003 compare to 16,000 ounces for the same period in 2002. This production increase was primarily the result of higher ore grades and was achieved despite the disruption created by the mine shaft construction and the inability to access feedstock from the two stopes under development.

Gold prices remained firm in the second quarter averaging US $344 per ounce versus US $313 in the same quarter of 2002. For the first six months of 2003, the price averaged US $339 versus US $301 last year, an improvement of 13%. Notwithstanding the stronger US dollar gold price realized and the positive contribution from our currency hedges, all of this increase was negated by the stronger Canadian dollar. Since the beginning of the year, the Canadian dollar has strengthened approximately 16% vis a vis the US dollar and has driven cash costs per ounce up US $30 per ounce.

Financial Highlights

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

Revenue ($ millions)	8.8	5.5	17.7	10.7

Net earnings (loss)
($ millions)	.1	(1.0)	.7	(3.0)

Earnings (loss) per
share ($)	—	(.02)	.01	(.07)

Cash from (used in)
operations ($ millions)	1.4	—	3.1	(.6)

Cash from (used in)
operations per share ($)	.03	—	.06	(.01)

Average realized gold
price for the period
(US$/ounce)	344	313	339	301

Total cash operating
costs (US$/ounce)	266	324	269	309

Working capital
($ millions)	10.8	8.1	10.8	8.1

Financial

Three Months

For the three months ended June 30, 2003, the Company recorded net earnings of $.1 million ($0.00 per share) compared to a net loss of $1.0 million ($0.02 per share) for the same period in 2002.

Total revenue generated for the quarter was $8.8 million, 60% higher than the $5.5 million reported during the 2002 period, with both the mining and oil and gas divisions contributing equally to the revenue increase. The higher gold revenues were a result of increased sales volume. The Seabee mine contributed $6.0 million to revenue for the second quarter of 2003 compared to $3.7 million for the same period last year. Sales volume for the period increased 62% from 7,700 ounces in 2002 to 12,500 ounces in 2003. A decline in the average Canadian dollar gold price realized, a result of the strengthening Canadian dollar versus the US dollar, mitigated the impact of this sales volume increase on gold revenues: 2003 - US $344 (CDN $481); 2002 - US $313 (CDN $487). The oil, natural gas liquids and gas revenue increase was largely the result of higher realized petroleum prices in the period.

Total operating and administrative costs increased from $4.5 million in the second quarter of 2002 to $5.4 million this period. Total mining operating costs increased 18% from $3.9 million in 2002 to $4.6 million this period. This increase is largely a result of mining more but smaller stoping blocks combined with general cost increases associated with mining at lower levels of the mine. Costs are expected to decrease with commissioning of the shaft extension and commencement of production from the larger, higher grade stopes currently under development. The increased operating costs, offset by the higher sales volume during the period, resulted in a 18% decline in cash operating costs per ounce: 2003 - US $266; 2002 - US $324. As the Company gains full access to the larger, higher grade stopes currently under development, per ounce costs should continue to fall and better track historical numbers.

Depreciation and depletion of the Company’s gold assets was $1.2 million for the second quarter of 2003 versus $1.0 million in the corresponding 2002 period. This slight increase is largely a result of a larger asset base, due to higher development expenditures incurred, combined with increased tonnes broken and milled, period over period. Depreciation and depletion costs per ounce for the quarter were US $69 compared to US $80 for the comparable period in 2002.

Cash flow from operations before net change in non-cash working capital items was $1.4 million ($0.03 per share) compared to break-even numbers last period. This increase was due to improved contributions from both gold and oil and gas assets.

Year to Date

For the six months ended June 30, 2003, the Company recorded net earnings of $0.7 million ($0.01 per share) compared to a net loss of $3.0 million ($0.07 per share) for the same period in 2002.

Total revenue generated for the first half increased 65% from $10.7 million in 2002 to $17.7 million in 2003. Gold revenues increased by 57% over the comparative period last year, a result of improved production and higher realized gold prices. The 87% increase in oil and gas sales revenue was a result of improved averaged realized petroleum prices, particularly in the natural gas sector.

The Seabee mine contributed $11.9 million to revenue for the first half of 2003 compared to $7.6 million for the first half of 2002. Gold sales for the first six months of 2003 were 24,100 compared to 16,000 ounces for the same period last year. Mill throughput continues to originate primarily from the mine’s higher grade 2B zone between the 400 metre and 600 metre levels. Gold revenues were also positively impacted by improved average realized prices: 2003 - US $339 (CDN $493); 2002 - US $301 (CDN $474).

Total operating and administrative costs increased from $9.5 million for the first half of 2002 to $10.9 million this period. Much of this increase can be attributed to higher mine operating costs, from $7.8 million in 2002 to $9.4 million this period, as a result of mining smaller stoping blocks at lower levels of the mine. Both of these situations should improve as access to the larger, higher grade stopes is achieved in the third and fourth quarters and the shaft extension is commissioned. As a result of higher gold sales cash operating costs per ounce decreased from US $309 in 2002 to US $269 this period.

Oil and gas operating costs fell 14% from $0.7 million in the first half of 2002 to $0.6 million in the same period of 2003.

General and administrative costs were 25% lower, falling from $1.2 million in the first half of 2002 to $0.9 million this period. The prior year costs include the settlement of a property tax assessment at the Madsen property. The interest and other account decreased period over period, a result of a prior year’s oil and gas adjustment in the first half of 2002.

Depreciation and depletion of the Company’s gold assets was relatively unchanged at $2.2 million. Depreciation and depletion costs per ounce for the period were US $62 compared to US $88 for the first half of 2002.

Liquidity & Financial Resources

Cash flow from operations before net change in non-cash working capital items was $3.1 million ($0.06 per share) for the six months ended June 30, 2003, compared to cash flows used in operations of $0.6 million ($0.01 per share). This increase reflects higher gold and oil and gas earnings.

On June 30, 2003, short-term investments of $1.0 million and long-term investments of $1.4 million remained relatively unchanged from the prior period.

Capital expenditures on mineral and oil and gas properties in the first six months of 2003 amounted to $7.9 million, an increase of $3.7 million over that incurred for the same period in 2002. Much of this reflects $2.7 million spent and costs allocated to the Seabee shaft extension project; $1.0 million in exploration funded by a 2002 flow-through share issue; and $3.8 million in mine development and equipment costs.

To finance the Seabee shaft extension, the Company completed a non-brokered private placement of 2,500,000 units. Each unit consisted of one common share and one half of one common share per purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

During the period, the remaining 2,550,770 warrants outstanding pursuant to the April 23, 2002 private placement were exercised for gross proceeds of $3.2 million.

Operations

Gold - Seabee mine

Gold sales in the second quarter of 2003 increased to 12,500 ounces, a 7% increase over the first quarter of 2003 ounces sold and is 62% higher than the 7,700 ounces sold in the second quarter of 2002. The 24,100 ounces sold in the first six months of this year far exceeded the 16,000 ounces sold in the comparable period 2002. The Company is well positioned to meet its target of 52,000 ounces for 2003 at a grade that meets or exceeds the mine’s historic grade of 8.3 grams per tonne.

Mill feed grade was 7.9 grams per tonne for the quarter and 8.2 grams per tonne for the first six months of 2003 as opposed to 5.7 grams per tonne and

4.8 grams per tonne for the comparable periods last year. Mill throughput year to date was modestly below the target of 550 tonnes per day, primarily due to the disruption caused by the shaft extension and normal fluctuations in the development and mining schedule.

The Seabee shaft extension project is progressing on plan and is expected to be operational early in the fourth quarter. The shaft will extend to the 600 metre level and will result in improved operating capabilities and lower operating costs.

Mine development is taking place on the 510 metre and 630 metre level. Initial plans to access the 650 metre level in 2003 may be postponed as a result of the success of the existing development work and the increased size of the 5515 and 6013 stopes.

With added emphasis on underground drilling at the Seabee mine, a 45,000 metre drill program has been initiated with the expectation that drilling success could lead to increased reserves and the potential for a sustained increase in gold production at Seabee with little infrastructure expenditure required.

Oil & Gas

Oil, natural gas liquids and gas operations continue to positively impact corporate cash flows. Solid production combined with higher realized petroleum prices resulted in contributed cash flows in the first half of 2003 of $1.5 million ($0.03 per share), compared to $.6 million ($0.01 per share) in 2002.

Exploration

Exploration activities in the second quarter focused on the West Porky discoveries, three kilometres north of the Seabee mine. Ground geophysical surveys (magnetometer and induced polarization) were run atop two grids immediately following the completion of the winter drill program. Preliminary analysis of these surveys indicates the Porky Lake host structure is more continuous than suggested by limited drilling. Ground checks by mapping and prospecting crews have confirmed the presence of anomalous gold values to the west-northwest and northeast of the West Porky main and west zones. Information provided by these activities has significantly expanded the window of prospective drill targets.

Prospecting five kilometres east of the Seabee mine along a major mafic volcanic rock/quartz monzonite contact has produced a number of grab samples containing highly anomalous gold values within a trend of known gold occurrences. Follow-up groundwork, including channel sampling, is in progress.

At the Madsen project in northwestern Ontario, Placer Dome has completed 17,103 metres of diamond drilling in 31 holes. The majority of drilling has been a follow-up to the 2002 discovery north of the Madsen mine. Claude will receive an updated detailed report from Placer Dome in late August.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold.

At June 30, 2003, the Company had outstanding forward gold contracts of 7,000 ounces at an average price of US $327 per ounce with an unrecognized market value loss inherent in these contracts of US $42,000. At June 30, 2003, the Company had outstanding foreign exchange contracts to sell US $2.0 million at an average exchange rate of CDN$/US$1.5947 with a market value gain inherent in these contracts of US $.5 million.

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	June 30 2003	December 31 2002

Assets
Current assets:
Short-term investments	$ 960	$ 958
Receivables	1,096	2,174
Inventories	6,351	3,366
Shrinkage stope platform costs (Note 2)	6,081	5,852
Prepaids	458	378

	14,946	12,728

Oil and gas properties	3,610	3,411
Mineral properties	22,581	17,208
Investments	1,365	1,336

	$42,502	$34,683

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$ 554	$ 1,628
Payables and accrued liabilities	3,494	1,940
Demand loan	—	110
Current portion of obligations under
capital lease	53	51

	4,101	3,729
Obligations under capital lease	90	122
Future site reclamation costs	2,683	2,635
Shareholders’ equity:
Share capital (Note 3)	31,298	24,525
Retained earnings	4,330	3,672

	35,628	28,197

	$42,502	$34,683

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Revenues
Gold	$ 5,989	$ 3,733	$ 11,909	$ 7,563
Oil and gas:
Gross revenue	2,782	1,753	5,795	3,092
Crown royalties	(1,033)	(351)	(1,637)	(748)
Alberta Royalty Tax
Credit	139	30	289	125
Overriding royalties	(1,094)	(646)	(2,340)	(1,203)

Net oil and gas revenue	794	786	2,107	1,266

	6,783	4,519	14,016	8,829
Expenses
Gold	4,630	3,869	9,428	7,759
Oil and gas	272	301	578	653
General and
administrative	511	563	910	1,197
Interest and other	(60)	(260)	(14)	(239)
Provision for income
taxes	12	44	41	87

	5,365	4,517	10,943	9,457

Earnings (loss) before
the undernoted items	1,418	2	3,073	(628)
Depreciation, depletion
and reclamation:
Gold	1,202	957	2,194	2,213
Oil and gas	109	89	221	177

Net earnings (loss)	$ 107	$(1,044)	$ 658	$(3,018)

Net earnings (loss)
per share
Basic and diluted	$ 0.00	$ (0.02)	$ 0.01	$ (0.07)

Weighted average number
of shares outstanding
(000’s)	53,614	47,112	52,693	45,221

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Retained earnings,
beginning of period	$4,223	$ 3,207	$3,672	$ 5,181
Net earnings (loss)	107	(1,044)	658	(3,018)

Retained earnings,
end of period	$4,330	$ 2,163	$4,330	$ 2,163

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Cash provided from
(used in):
Operations:
Net earnings (loss)	$ 107	$(1,044)	$ 658	$(3,018)
Non cash items:
Depreciation, depletion
and reclamation	1,311	1,046	2,415	2,390

	1,418	2	3,073	(628)
Net change in non-cash
working capital:
Receivables	2,719	600	1,078	(110)
Inventories	1,327	1,251	(2,985)	(1,450)
Shrinkage stope
platform costs	(857)	(752)	(229)	(1,084)
Prepaids	(124)	(40)	(80)	(34)
Payables and accrued
liabilities	(4,036)	(2,453)	1,554	1,224

Cash from operations	447	(1,392)	2,411	(2,082)
Investing:
Short-term investments	(2)	(750)	(2)	(750)
Investments	—	(500)	(29)	(500)
Mineral properties	(2,731)	(2,036)	(7,519)	(3,923)
Oil and gas properties	(271)	(215)	(420)	(291)

	(3,004)	(3,501)	(7,970)	(5,464)
Financing:
Issue of common shares,
net of issue costs	3,025	4,615	6,773	4,780
Demand loan repayment	(27)	(82)	(110)	(164)
Obligations under capital
lease:
Proceeds	—	—	—	214
Repayment	(11)	(9)	(30)	(27)

	2,987	4,524	6,633	4,803
Increase (decrease) in
cash position	430	(369)	1,074	(2,743)
Cash position,
beginning of period	(984)	(475)	(1,628)	1,899

Cash position,
end of period	$ (554)	$ (844)	$ (554)	$ (844)

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2002. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The application of this standard had no material impact on the Company’s pro forma financial results for the six months ended June 30, 2003.

Note 2 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 3 - Share Capital

At June 30, 2003 there were 54,674,308 common shares outstanding. Options in respect of 2,430,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and June, 2013.

On January 31, 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. At June 30, 2003, 1,250,000 warrants remain outstanding.

During the period the remaining 2,550,770 warrants outstanding pursuant to the April 23, 2002 private placement were exercised for gross proceeds of $3,175,770.

Note 4 - Guarantees

Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14 which requires certain disclosures of obligations under guarantees. There have been no material changes to the guarantees reported in the annual consolidated financial statements.

Note 5 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 6 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 19 of the Company’s audited financial statements for the year ended December 31, 2002, for a narrative explanation of the differences in Canadian and U.S. GAAP accounting principles.

-0- 08/18/2003

/For further information: Neil McMillan, President, Phone: (306) 668-7505;

To request a free copy of this organization’s annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(CRJ.)

CO: Claude Resources Inc. ST: Saskatchewan IN: MNG SU: ERN